UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington 20549 ___________________________________
SCHEDULE 13D (Rule 13d - 101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a) Under the Securities Exchange Act of 1934 (Amendment No.1)

TRANSPORTADORA DE GAS DEL SUR S.A. (GAS TRANSPORTER OF THE SOUTH INC.)
(Name of Issuer)

Class B Shares, par value Ps.1 each (“Class B Shares”) American Depositary Shares, each representing 5 Class B Shares(“ADSs”),
(Title of Class of Securities)

No CUSIP for the Class B Shares The CUSIP for the ADSs is 893870 20 4
(CUSIP Number)

Gerardo Paz Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina Tel: +54 11 4809 9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	13D	Page 1 of 5

1.	Name of Reporting Persons: Pampa Inversiones S.A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0
	8. Shared Voting Power:	25,934,365
	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	25,934,365
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,934,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 6.66%
14.	Type of Reporting Person: HC - CO

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	13D	Page 2 of 5

1.	Name of Reporting Persons: Pampa Energía S.A. (Pampa Energy Inc.)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	25,934,365
	8. Shared Voting Power:	0
	9. Sole Dispositive Power:	25,934,365
	10. Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,934,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See also Item 5): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.66%
14.	Type of Reporting Person: HC - CO

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	13D	Page 3 of 5

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Pampa Inversiones S.A. (“PISA”) and Pampa Energía S.A. (“Pampa Energía” together with PISA, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on January 21, 2014 (the “Schedule 13D”), related to the American Depository Shares (“ADSs”), each representing 5 Class B Shares (“Class B Shares”) of Transportadora de Gas del Sur S.A., an Argentine sociedad anónima (the “Company”).  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4. Purpose of Transaction

Pampa Energía has caused its subsidiary PISA to effect various sales of ADSs to take advantage of favorable market conditions.

Item 5. Interest in Securities of the Issuer

(a) and (b)        The Reporting Persons have, as of May 8, 2014, the following interests in the Class B Shares (whether represented by ADSs or directly held):

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
PISA	25,934,365	6.66%	-0-	25,934,365	-0-	25,934,365
Pampa Energía	25,934,365	6.66%	25,934,365	-0-	25,934,365	-0-

To the knowledge of the Reporting Persons, none of the persons listed on Schedule I owns any Shares.

(c)        In the past sixty days, PISA has effected the following transaction in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Class B Shares	Price per ADSs (U.S. dollars)	Broker
3/31/2014	10,000	50,000	2.400	JPM Securities
04/01/2014	90,012	450,060	2.4004	JPM Securities
04/02/2014	11,121	55,605	2.4000	JPM Securities
04/03/2014	7,087	35,435	2.4001	JPM Securities
04/04/2014	60,000	300,000	2.4178	JPM Securities
04/07/2014	50,000	250,000	2.4477	JPM Securities
04/08/2014	100,000	500,000	2.4533	JPM Securities
04/09/2014	143,944	719,720	2.4844	JPM Securities
04/10/2014	125,425	627,125	2.5366	JPM Securities
04/11/2014	63,700	318,500	2.5010	JPM Securities
04/14/2014	100,000	500,000	2.5505	JPM Securities
04/15/2014	33,828	169,140	2.4810	JPM Securities

Neither Pampa Energía nor any of the persons listed on Schedule I have effected any transactions in the Class B Shares or ADSs in the past sixty days.

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	13D	Page 4 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2014

PAMPA INVERSIONES S.A.

By: /s/ Germán Pérez
Name: Germán Pérez Title: Executive Officer

PAMPA ENERGÍA S.A.

By: /s/ Damián Miguel Mindlin
Name: Damián Miguel Mindlin Title: Executive Officer

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	13D	Page 5 of 5

SCHEDULE I

Pampa Inversiones S.A.

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Directors
Ricardo Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Executive Officer and Chief Generation Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Alfredo José Vercelli	Costa Rica 1538, CP 11500, Montevideo, Uruguay	President	Educaria Santa Fe 1460 - 3er. Buenos Aires. Argentina Creation of educational content.	Uruguay
María José Bianchi	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Director Manager	Bianchi & Asociados Paysandú 816 , Montevideo, Uruguay Accounting advisory firm.	Uruguay
Germán Pérez	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Country Manager	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Uruguay
Executive Officers
Ricardo Torres	Costa Rica 1538, CP 11500, Montevideo, Uruguay	President	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Argentina
Germán Pérez	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Country Manager	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Uruguay
Schedule I	Page 1 of 4

Pampa Energía S.A.

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Directors
Gustavo Mariani	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chairman, Co-Chief Executive Officer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ricardo Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Marcos Marcelo Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Member of the Board of Directors	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Marcelo Pedro Blanco	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Industrial Engineer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Emmanuel Antonio Álvarez Agis	Hipólito Yrigoyen 250 Buenos Aires, Argentina	Undersecretary of Macroeconomic Programming, Department of Economic Policy and Development Planning.	Argentine Government Hipólito Yrigoyen 250 Buenos Aires, Argentina	Argentina
Héctor Mochón	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Attorney	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Diego Martín Salaverri	Av. del Libertador 602, C1001ABT, Buenos Aires, Argentina	Partner of the Argentine law firm Salaverri, Dellatorre, Burgio &Wetzler Malbrán.	Salaverri, Dellatorre, Burgio & Wetzler Malbrán Av. del Libertador 602, C1001ABT, Buenos Aires, Argentina Law firm in Argentina	Argentina
Schedule I	Page 2 of 4

Lucía Belén Gutierrez	Hipólito Yrigoyen 250, 8th Floor Buenos Aires, Argentina	Director, National Agency of Companies with National Participation	Argentine Government Hipólito Yrigoyen 250 Buenos Aires, Argentina	Argentina
Pablo Alejandro Díaz (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Alejandro Mindlin (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Brian Robert Henderson (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Scotland
Mariano Batistella (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Carlos Luis Tovagliari (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Industrial Engineer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Gabriel Cohen (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Corporate Financing Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Carlos Pérez Bello (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Accountant	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina

Eduardo Pablo Setti (deputy)	Tucumán 500, 3rd Floor	General Director of Investment	National Social Security Administration (Administración Nacional de la Seguridad Social) Tucumán 500, 3rd Floor Buenos Aires, Argentina	Argentina
Schedule I	Page 3 of 4

Executive Officers
Gustavo Mariani	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chairman, Co-Chief Executive Officer and Chief Generation Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ricardo Alejandro Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Vice Chairman, Co-Chief Executive Officer, Chief Financial Officer and Chairman of Edenor	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Horacio Turri	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Oil & Gas Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Gabriel Cohen	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Corporate Financing Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Orlando Escudero	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Operations and Maintenance Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ruben Turienzo	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Commercial Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Mario Ricardo Cebreiro	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Human Recourses Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Schedule I	Page 4 of 4